

Mail Stop 4561

April 26, 2018

Steven Humphreys
Chief Executive Officer
Identiv, Inc.
2201 Walnut Avenue, Suite 100
Fremont, CA 94538

> **Re: Identiv, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2018**
> **File No. 333-224377**

Dear Mr. Humphreys:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Stanley F. Pierson
Gabriella A. Lombardi
Pillsbury Winthrop Shaw Pittman LLP